EXHIBIT 2

Issuer Letter, dated as of August 9, 2013

SC Fundamental LLC

August 9, 2013

Mr. Glenn A. Oclassen
Chief Executive Officer, President, Director
Transcept Pharmaceuticals, Inc.
BY EMAIL

Dear Mr. Oclassen:

Further to our conversation Wednesday, I would like to reiterate our belief that the repurchase of Transcept shares currently represents an extremely attractive opportunity for the company to enhance shareholder value and that refusing to pursue this opportunity in order to preserve the company’s flexibility to fund other projects in the future is simply wrongheaded. Meritorious future project will be financeable on their own. Non-meritorious projects ought not be funded at all.

In support of this analysis I attach a spreadsheet which compares (i) using $60 million of the company’s money to fund an unspecified new venture with (ii) repurchasing shares at a significant premium to today’s price and thereafter raising whatever money is required to pursue the new venture. In performing this analysis, I have assumed that the company’s Intermezzo royalty stream is worth $20 million. You can modify this assumption as you see fit.

Based on this assumption, the value of a Transcept share today should be about $5. As shown in my analysis, if 6.5 million shares were repurchased at $3.50, this value would rise by about $1 to $6.11. While this would leave the company with insufficient money to pursue the new venture, the spreadsheet shows that as long as Transcept sells shares for more than $2.70 each to fund this shortfall, the repurchase would increase the value of a Transcept share.

Presumably, at the time when Transcept was attempting to sell shares in order to finance its new venture, the market would value the shares as the sum of (i) the company’s cash; (ii) the value of the Intermezzo royalty; and (iii) the value of the venture. For the first two components of share value to be worth $6, but the shares themselves not to be worth $2.70 would seem to represent a scathing appraisal by the market of the new venture. For the company to nevertheless pursue it would seem utterly indifferent to the interests of its owners and the judgment of the market.

On the other hand, were the new venture to be viewed as meritorious, the shares would presumably be saleable for more than $6 each, making the benefits of a repurchase at currently prevailing prices manifestly clear.

747 Third Avenue, 27th Floor, New York, NY 10017
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I should note how troubled we are by your presumption that the company’s money is yours to do with as you see fit. You and your fellow directors have a fiduciary duty to company shareholders. You have before you a seemingly riskless and simple option which would clearly increase the value of Transcept shares. If you choose to forego this option to pursue instead a course that Transcept’s owners strongly disapprove of (why else would the shares trade at such a discount?), you should expect to have your actions scrutinized, perhaps in a judicial forum.

Setting legalities aside, to the extent that company shareholders delegated to you the responsibility to deploy company cash on their behalf, it was to pursue the development of Intermezzo. This development having been, very disappointingly, pursued, it is incumbent on you, as a moral matter, not to gamble shareholder funds on a project that was never contemplated when shareholders entrusted you with their money, and which has never subsequently been endorsed by them.

I’d like, in closing, also to express my displeasure with the company’s recent grant of nearly 600,000 management stock options with a strike price of $2.93 per share. As described above, the company’s shares may have a current realizable value of $5 or so. Were Transcept to implement a buyback program, that value might rise to $6. Essentially no management skill would be required to realize these values. That the shares trade for less than $3 is a function of shareholders’ distrust of management. It is incredible that management should be granted undervalued stock options as a “reward” for having created that distrust and I would expect that an inquiry into the deliberations surrounding this recent option grant, and particularly, the suitability of the strike price would be quite interesting.

Thank you for your consideration.

Peter M. Collery

SC Fundamental LLC

TSPT buyback analysis

	Total	Per share
Assumptions ($000 except per share)
Shares outstanding (000)	19,000
Required minimum cash	$10,000
Amount to be invested in new venture	$60,000

Value of royalty stream	$20,000	$1.05
Cash and equivalents	77,500	4.08
Value of company	$97,500	$5.13

Number of shares to be repurchased	6,500
Repurchase price	$3.25

Alternative 1: Finance new venture with cash
Value of royalty stream	$20,000	$1.05	This simply represents the company using $60 million of cash to finance the new venture.
Money invested in new venture	60,000	3.16
Cash and equivalents	17,500	0.92
Value of company	$97,500	$5.13

Alternative #2 Repurchase shares
Value of royalty stream	$20,000	$1.60	In this case, $21.1 million is used to repurchase 6.5 million shares at $3.50 each. Total cash decreases, but cash per share rises.
Cash and equivalents	77,500	$6.20
Less: cash used for repurchase	(21,125)	(1.69)
Value of company	$76,375	$6.11

Memo: Shares outstanding	12,500

Breakeven analysis
Operating cash required	$10,000
Cash required for new venture	60,000		Having repurchased shares, the company is $13.6 million short of the cash necessary to pursue its new venture
Less: post-repurchase cash	(56,375)
Shortfall to be raised	$13,625

Number of shares sold	5,040
Sale price	$2.70		If the company sells 5 million shares at $2.70 each, it will raise the necessary $13.6 million and have the same $5.13 per share value it has in the case where it simply finances the new venture with cash. If the shares can be sold at a price better than $2.70, fewer will be sold, and the value per share will be greater than $5.13.
Amount raised	$13,625

Post-financing valuation:
Value of royalty stream	$20,000	$1.14
Money invested in new venture	60,000	3.42
Cash and equivalents	10,000	0.57
Value of company	$90,000	$5.13

Memo: Shares outstanding	17,540